For Immediate Distribution
                      Contact: Arthur J. Wasserspring, V.P.F.
                      Telephone (516) 427-1802

                 EASTCO INDUSTRIAL SAFETY CORP.
          ANNOUNCES SALE OF ITS DISTRIBUTION BUSINESS

     December 15, 1998 - EASTCO INDUSTRIAL SAFETY CORP. (NASDAQ symbols ESTO, ESTOW), a manufacturer and distributor of industrial protective clothing and other safety products, announced today that it has signed a definitive agreement to sell certain assets of its distribution business and the Eastco name to Arbill Industries, Inc. of Philadelphia, Pennsylvania.

     The Company will change its name to Worksafe Industries Inc.
subject to shareholders' approval at the Annual Meeting on December
16, 1998.

     Although financial details are not released at this time, it is expected the deal will have a positive impact on the financial position and liquidity of the Company.

     Larry Densen, President of Eastco, stated that "this sale will now allow management to focus, broaden and grow its core manufacturing business."

     Eastco Industrial Safety Corp. is a prominent provider of protective clothing and safety products to the industrial marketplace. The Company has been serving industrial users for 40 years and continues to expand into new and emerging markets. The Company manufactures disposable and reusable industrial protective clothing at facilities located in Alabama, Mexico and Puerto Rico, and protective gloves in Minnesota.